UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 31, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 3 LLC (the “Company”), dated June 28, 2022, available here, regarding the properties set forth below (the “Properties” and each a “Property”).

Property Vacancies; Lease Non-Renewals

Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC

As of the date of this report, the Property located at 24 Ditmars Street, Apt 2, Brooklyn, NY 11221 is vacant. This Property may earn less income, or may not earn any income at all, and Landa Holdings, Inc. (the “Manager”) will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for such unit.

Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC

The Lease Agreement for the Property located at 1363 Hancock Street, Apt 2F, Brooklyn, NY 11211 expired on August 31, 2022 and became a month-to-month lease. The Manager is currently working with the tenant to renew the Lease Agreement. In the event the Tenant does not renew the Lease Agreement, this Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on this apartment until the Manager enters into a new lease agreement with a tenant for such unit.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2022

LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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